QuickLinks -- Click here to rapidly navigate through this document

Filed by ProCyte Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Proxy solicitation reminder dated February 8, 2005
and mailed February 11, 2005

Subject Company: ProCyte Corporation
Commission File No. 0-18044

ProCyte Corporation
8511 154th Avenue NE
Redmond, Washington 98052

IMPORTANT REMINDER TO VOTE YOUR PROXY

        February 8, 2005

Dear ProCyte Shareholder:

        Our records indicate your vote has not yet been received for the Special Meeting of Shareholders of ProCyte Corporation to be held at the Hyatt Regency Bellevue at 900 Bellevue Way NE, Bellevue, Washington on Thursday, March 3, 2005 at 9:00 a.m. Pacific time. Please take a moment right now to ensure that your shares are represented at this important meeting.

        At the Special Meeting, you will be asked to approve the agreement and plan of merger between Gold Acquisition Corporation, a wholly owned subsidiary of PhotoMedex, Inc. and ProCyte Corporation (the "Merger"). In the proposed merger, each share of ProCyte common stock will be converted into the right to receive 0.6622 shares of PhotoMedex, Inc. common stock. You will also be asked to approve the adjournment of the Special Meeting, if necessary.

*PLEASE VOTE YOUR SHARES TODAY*

        In order to ensure that every shareholder has an opportunity to vote his or her shares, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a shareholder.

        The Board of Directors has determined that the Merger is in the best interests of the shareholders of ProCyte Corporation, and recommends that you vote "For" the proposal to approve the Merger as well as the proposal to adjourn the meeting if necessary.

        The potential benefits of the Merger for ProCyte and its shareholders are described in detail in the joint proxy statement/prospectus. These potential benefits include the following:

  •
  PhotoMedex's presence in the medical dermatological technologies market presents an additional growth opportunity in ProCyte's existing markets to further utilize the ProCyte sales and marketing organizations and customer base;

  •
  the PhotoMedex common stock to be issued in connection with the merger agreement to ProCyte's shareholders would be traded on The Nasdaq National Market, generally would be freely tradable after the merger, and thereby would enhance liquidity for the ProCyte shareholders;

  •
  the merger would allow the combined company to strengthen its position as a multi-product health care company with a focused effort in dermatology, thus attracting additional product licensing and acquisition opportunities;

        Please vote by Telephone or by Internet Today pursuant to the instructions enclosed. Remember—every share and every vote counts! Alternatively, you may sign, date and mail your proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

        Thank you in advance for voting promptly.

Sincerely,
/s/ JOHN F. CLIFFORD John F. Clifford President and Chief Executive Officer ProCyte Corporation

QuickLinks

IMPORTANT REMINDER TO VOTE YOUR PROXY